Form 10-K, Exhibit 13
period 1995-12-31
ARTISTIC GREETINGS INC
filed 1996-03-29
CIK 7610

FINANCIAL HIGHLIGHTS

    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Year Ended December 31,           1995              1994              1993              1992              1991
  Net sales                       $97,042          $91,121           $78,442           $69,763           $63,174
  Net (loss) income               (9,952)            (426)             1,163             3,607             2,746
  Net (loss) income per common
  and common equivalent share      (1.57)            (.07)              .20               .60               .46
  Total assets
                                   38,654           37,909            31,733            31,996            27,533
  Long-term debt                    9,550            1,559             1,848             2,155             2,453
  Stockholders' equity              9,548           19,308            20,295            19,844            15,964
  Book value per share               1.51             3.32              3.50              3.39              2.75
  Weighted average number of
  common and common equivalent
  shares outstanding
                                 6,331,688       5,912,136         5,957,569         5,967,453         5,905,899

No dividends were paid during the year ended December 31, 1995. Dividends of $.075 per share were paid during the year ended December 31, 1994. Dividends of $.075 per share were paid during the year ended December 31, 1993. No dividends were paid during the year ended December 31, 1992. Dividends of $.083 per share were paid during the year ended December 31, 1991. Additionally, a 3 for 2 stock split was effective for stockholders of record on May 9, 1991 and payable June 10, 1991.

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1995 QUARTERS ENDED            MARCH 31,             JUNE 30,              SEPTEMBER 30,         DECEMBER 31,
Net sales                        $21,488               $18,982               $26,386               $30,187
Gross profit                      13,514                11,627                14,267                16,325
Net income (loss)                 (1,029)                 (237)               (1,750)               (6,936)*
Earnings (loss) per share           (.17)                 (.04)                 (.28)                (1.06)

1994 QUARTERS ENDED             MARCH 31,             JUNE 30,              SEPTEMBER 30,         DECEMBER 31,
Net sales                         $23,139              $18,190               $21,179               $28,613
Gross profit                       15,047               11,488                13,052                17,602
Net income (loss)                   1,193                 (380)                 (803)                 (435)
Earnings (loss) per share             .20                 (.06)                 (.14)                 (.07)

*The net loss for the fourth quarter of 1995 includes several adjustments which decreased earnings by approximately $5,943 ($.91 per share). These charges consist of the following items:

 (1)    Adjustments to deferred advertising                     $3,829
 (2)    Adjustments for excess and obsolete inventory            1,413
 (3)    Valuation allowance related to deferred tax assets       1,437
 (4)    Other                                                      691
                                                                 7,370
 (5)    Related tax benefit                                     (1,427)
 Net fourth quarter adjustment                                  $5,943

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in thousands, except per share data)

              RESULTS OF OPERATIONS

1995 VS. 1994

NET SALES
In 1995 the Company's net sales increased 6.5% to $97,042 compared to $91,121 in 1994, as it continued its efforts to improve profitability of core businesses while further developing its check-printing activities. Sales decreased in the personalized name and address product category, which consists of labels, MiniPrinters<reg-trade-mark> self-inking stamps and certain other products generally sold through mass media channels ("personalized products"), as well as in catalog and international categories by an aggregate of 20.5%, from $70,249 in 1994 to $55,860 in 1995. These reductions resulted from discontinuing marginally profitable products and advertising initiatives.
Check sales more than doubled from $17,718 in 1994 to $37,806 in 1995. This growth was primarily the result of the acquisition of the assets of Valcheck Company ("Valcheck"), a direct-mail check printing competitor, in the second quarter (the "Valcheck Acquisition") and significant increases in check advertising from the establishment of an agreement (the "Advertising Agreement") with Valassis Communications, Inc. ("Valassis"). See Note 13 to the Financial Statements.

COST OF SALES
The major components of cost of goods sold are materials, which consist primarily of paper and gift items; direct labor; and manufacturing overhead.

The cost of materials in 1995 increased 26.8% to $22,802 compared to $17,987 in 1994, primarily as a result of the increase in check sales volume, which resulted in an increase in the volume of check material purchased. Lower sales volume in other product lines partially offset volume-related increases in material costs for checks. Costs of materials for personalized products and catalogs was decreased as a result of savings from additional management focus on manufacturing efficiencies in these areas. Finally, material costs increased 2.6% as a component of net sales between years due to the subcontracting of a portion of check personalization and fulfillment.

Direct labor was up 39% from $6,182 in 1994 to $8,595 in 1995, an increase of 2.1% as a component of net sales during that period for two primary reasons. First, as discussed above, check printing volume increased substantially requiring an increase in direct labor for check printing. Temporary quality problems resulting from the volume growth also caused a substantial increase in direct labor hours. The second factor for the increase in direct labor was the integration of the Valcheck Acquisition and the relocation of production and warehousing activities to a new facility ("Artistic Plaza"). Employment levels nearly doubled, with corresponding higher expense for new employees. These increases in direct labor peaked in the third quarter and subsequently decreased as a result of reductions in the labor force as requirements were reevaluated.

Manufacturing overhead increased 13.7% to $11,101 in 1995 compared to $9,763 in 1994, however, such increase only represented a .7% increase as a component of net sales during that period. Manufacturing overhead represented by indirect labor partially offset the increase as a result of cost reductions as overall production methods became more efficient. Employee benefits expense increased substantially as a result of both overall higher employment levels and the conversion of long-term temporary personnel to full-time status. Other check-related expenses were higher in 1995 due to inefficiencies resulting from the volume growth. Finally, depreciation expense increased by 27% from $650 in 1994 to $828 in 1995 as a result of the purchase of Artistic Plaza in the second quarter, the refurbishment of that facility and the purchase of check-printing equipment to support volume increases.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A)
The three largest components of SG&A expenses are advertising, postage and labor.

Advertising expense increased 15.4% to $48,978 in 1995 compared to $42,441 in 1994, which represents an increase of 3.9% as a component of sales. Although advertising for personalized products, catalog and international categories decreased by 16.2% from 1994 due to downsizing efforts to improve profitability, such decrease was offset by a more than 200% increase in advertising for checks, as the Company took advantage of increased circulation availability resulting from the Advertising Agreement.

Postage and shipping expense in 1995 increased 32% to $9,300 compared to $7,046 in 1994, which represents an increase of 1.9% as a component of sales. Such increase is attributable primarily to check volume increases (which packages are generally heavier and cost more to ship than other product lines) and temporary quality problems with an attendant increase in the number of exchanges of product at no additional charge to customers.

Other administrative expense was reduced by 2.7% to $8,010 in 1995 compared to $8,236 in 1994, representing a reduction of 1.6% as a component of net sales. This reduction is substantially the result of the decrease in salaries and wages, with associated reductions in employee benefits costs. Several other factors offset one another, including increases in expenses for consulting, legal and other outside advisors to the Company to facilitate the business restructuring, as well as charges for donations of obsolete inventory, which in turn were offset by reductions in travel, office supplies, equipment purchases and the elimination of international marketing expense.

OTHER
The Company incurred expense under the other (expense) income category of $2,107 in 1995 compared to income of $109 in 1994. Interest expense increased to $882 in 1995 from $339 in 1994, which represents an increase of .5% as a component of net sales. The increase in interest expense was due to higher borrowing to support the expansion of facilities and working capital for the growth of the check business. Additionally, in June 1995 the Company began to accrete a monthly expense to account for the $78 increase in 1995 of the value of the common stock subject to a put option granted to Valcheck in the Valcheck Acquisition. Finally, non-recurring charges of $1,397 were recorded in 1995, reflecting primarily the costs of consolidation of several warehouse facilities in the Elmira area, and the disposal and writedowns of certain excess and obsolete inventory.

TAX PROVISION
The Company's effective tax benefit rate for 1995 was 21.4% compared to an effective 1994 tax benefit rate of 70.2%. The combined federal and state statutory rate is 40%. In 1994, the Company recognized a tax benefit related to its loss, as well as tax benefits for New York State investment tax credits on manufacturing equipment, and federal rehabilitation and job credits. In 1995, the Company was not able to recognize in its tax provision, the full benefit for its 1995 loss and 1995 credits generated. The Company's tax benefits were reduced through the application of FAS 109. FAS 109 requires that the Company assess the value of the deferred tax assets on its balance sheet. The Company is required to establish a valuation allowance for the deferred tax assets to reduce the value of the deferred tax assets to a level that is more likely than not to be realized. The effect of recording a valuation allowance related to the Company's 1995 deferred tax assets is to reduce the 1995 tax benefit. Therefore, the Company's effective tax benefit rate was reduced from 1994 to 1995.

NET INCOME
For the reasons discussed above, the Company's 1995 net loss was $9,952 or $1.57 per share, compared to 1994's net loss of $426 or $0.07 per share.

RESULTS OF OPERATIONS
1994 VS. 1993

NET SALES
In 1994 the Company's net sales increased 16.2% to $91,121 compared to $78,442 in 1993, primarily as a result of increases of catalog and check sales. Check sales were $17,718 in 1994 as compared to $2,215 in the previous year and catalog sales increased 8.3% from $13,477 in 1993 to $14,594 in 1994. Sales decreased in the personalized products, business and international areas by a total of 3.3% from $72,674 in 1993 to $70,249 in 1994, a portion of which is attributed to the decrease in international sales of 14.5% from $3,286 in 1993 to $2,810 in 1994. The decline in sales volumes for personalized products from $55,911 in 1993 to $52,845 in 1994 primarily reflects the effect of price decreases implemented in mid-1993 and increased competition. Direct operations in the United Kingdom were transferred to a licensee in July 1994 and Canadian sales were scaled back in the fourth quarter of 1994.

COST OF SALES
The major components of cost of goods sold are materials, which consist primarily of paper and gift items; direct labor; and manufacturing overhead.

The cost of materials in 1994 increased 41.5% to $17,987 compared to $12,712 in 1993, or an increase of 3.5% as a component of net sales during that period, primarily as a result of three factors; the first being the effect of a sales price decrease in the label market in July 1993. This price reduction was in response to increased competition in the marketplace and caused a reduction in volumes with attendant diminished need for materials during that period. The second factor was the decision to increase the number of labels offered for the same price in September 1994. In order to differentiate the Company's offers from the competition, it increased the number of labels from 250/500 labels to 300/600 labels. The third factor is related to the start-up of the check-printing operation in August 1993. Material costs for the check-printing operation are higher than many of the Company's other product lines, and in addition, are reflective of inefficiencies related to the training and start-up costs of this operation in the first part of 1994.

Direct labor was up from $4,522 in 1993 to $6,182 in 1994, an increase of 1% as a component of net sales during that period, partially as a result of the personalized product market's price reduction. In addition, similar to material cost variances, the proportion of direct labor involved in the check-printing operation is higher than many of the Company's other product lines. Typical inefficiencies associated with the check-printing operation start-up also contributed to this variance. In addition, as a result of space limitations associated with the expansion of the check-printing operation, the Company was unable to implement the expected level of automation and realize the anticipated reduction in labor cost.

Manufacturing overhead increased 13.7% to $9,763 in 1994 compared to $6,971 in 1993, and such increase represented a 1.8% increase as a component of net sales during that period. This increase in manufacturing overhead is attributable to the check-printing operation, including depreciation associated with the large investment in check-printing equipment.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A)
The three largest components of SG&A expenses are advertising, postage and labor.

Advertising expense increased 5% to $42,441 in 1994 compared to $40,421 in 1993, which represents a decrease of 4.9% as a component of net sales. The increase in advertising costs in terms of dollars is the result of the expansion of the check-printing operation. As a percentage of sales, advertising expense was more efficient in 1994 than in 1993. This is a result of the review of programs put into place in the last half of 1993. In the personalized products category, certain less efficient advertising offerings and advertising placement programs were eliminated in 1994. Personalized product advertising dropped to $29,207 in 1994 from $32,133 in 1993, or 8.9% as a component of net sales during that period. Gains in this category, however, were offset by extensive product testing in the third and fourth quarters of 1994. In addition, increased competition, cost increases from advertising vendors and overall paper cost increases negatively affected advertising costs for 1994. Catalog advertising costs increased to 44.7% of sales in 1994 from 37.8% of sales in 1993. One catalog contributed the bulk of this increase, and as a result, it was discontinued at the end of 1994. As a result of poor response rates in the United Kingdom, advertising was discontinued in March 1994, and the subsidiary operations were terminated with the ongoing business transferred to a licensee in July 1994. Canadian operations also reflected poor response rates in the first three quarters of 1994. All marginal advertising programs were eliminated in the fourth quarter of 1994. The Company experienced much higher customer acquisition costs in the check-printing market than had been experienced in 1993. A substantial portion of this cost can be attributed to start-up issues as the Company experimented with a number of advertising approaches and media as it was perfecting check advertising programs. In addition, substantial increases in competition also affected advertising results for the third and fourth quarters of 1994.

Postage and shipping expense in 1994 increased 28% to $7,046 compared to $5,507 in 1993, or an increase of .7% as a component of net sales during that period. These increases are attributable to the expansion of the check-printing operation with its higher attendant weight and mailing costs than other product lines. Employee benefit costs also increased as a result of the expansion of the check operation coupled with cost increases of both health insurance, workers' compensation insurance and unemployment benefits.

OTHER
Other (expense) income increased to $109 in 1994 compared to expense of $464 in 1993. The major components were interest and dividends of $498 for 1994 and $551 for 1993. For 1994 and 1993, interest expense was $339 and $175, respectively, primarily related to line of credit borrowings. The Company incurred a net loss on sales of securities of $186 in 1994, as compared to a net gain on sales of securities of $88 in 1993.

TAX PROVISION
The Company's effective tax rate in 1993 was 11.9%, compared with a tax benefit rate of 70.2% in 1994. The difference between the Company's effective tax rate, as compared to the combined federal and state statutory rate of 44%, is due to New York State investment tax credits on manufacturing equipment, and federal rehabilitation and job credits, and the certain permanent differences that exist between recognition of income for book and tax purposes.

NET INCOME
For the reasons discussed above, the Company's 1994 net income decreased by $1,589 to a net loss of $426 or $0.07 per share, as compared with net income of $1,163 or $0.20 per share in 1993.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically met its cash requirements primarily from operating activities. During 1995, cash flows provided by operating activities were insufficient to provide for the substantial increase in capital expenditures, higher inventory levels and the cash requirements of the Valcheck Acquisition. Although the Company's liquidity has been reduced, management believes that the operating activities of the Company will substantially support the cash requirements of the Company in the next twelve months and that sufficient capital resources are available to the Company to provide adequate liquidity overall. Marketable securities, cash and cash equivalents were $3,108 at year end; accounts payable have been reduced; the Company has negotiated a committed revolving line of credit as further described in Note 8 to the Financial Statements, and other debt agreements have been recast to waive default conditions.

Working capital decreased to $762 at December 31, 1995 as compared to $2,425 at December 31, 1994, which was primarily due to the use of short-term funding sources to support investments in facilities and operating costs directly and indirectly related to expansion of the check-printing business. This decrease includes a reduction of $4,615 in marketable securities and an offsetting increase of $5,302 in accounts payable. Partially offsetting these items is also an increase of $2,695 in prepaid advertising and a reduction in notes payable of $4,868, which note was converted to long-term debt as described in
Note 8 to the Financial Statements.

Management is of the opinion that inflation will not have a material effect on the operations of the Company.

BALANCE SHEETS
                                                                         DECEMBER 31,           DECEMBER 31,
(DOLLARS IN THOUSANDS)                                                          1995                  1994
ASSETS
Current Assets:
     Cash and cash equivalents                                           $  529                   $   149
     Marketable securities:
      Trading, at market (cost $1,704 in 1995 and $994 in 1994)           1,926                       986
        Available for sale, at market (cost $651 in 1995 and
        $6,488 in 1994)                                                     653                     6,208
     Trade receivables, net of allowance for doubtful accounts of
       $113 and $0 in 1995 and 1994, respectively                         1,803                     1,556
     Income taxes receivable                                                900                       914
     Inventories                                                          5,849                     5,829
     Prepaid advertising                                                  6,116                     3,421
     Prepaid expenses and other                                              27                       214
  Total current assets                                                   17,803                    19,277
Deferred advertising                                                      3,537                     6,717
Property, plant and equipment, net                                       16,869                    11,668
     Cash surrender value of life insurance (net of policy loans
     of                                                                     308                       242
     $127 in 1995 and 1994)
     Other assets                                                           137                         5
      Total assets                                                     $ 38,654                  $ 37,909

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current Liabilities:
     Notes payable to bank                                                 $ -                    $ 4,868
     Current portion of long-term debt                                    1,777                       296
     Accounts payable, trade (includes checks-in-transit of
     $1,438 in 1995 and $931 in 1994)                                    13,993                     8,591
     Accrued liabilities                                                    991                     1,232
     Customer advances                                                      237                       183
     Deferred income taxes                                                   -                      1,682
      Total current liabilities                                          16,998                    16,852
     Long-term debt                                                       9,593                     1,559
     Deferred income taxes                                                   -                        190
     Other liabilities                                                      483                         -
      Total liabilities                                                  27,074                    18,601
     Common stock, subject to put option - 500,000 shares                 2,032                         -
     Stockholders' Equity:
      Common stock, par value $.10:
      Authorized:  10,000,000 shares;
           Issued:6,037,720 shares in 1995;
                  6,036,820 shares in 1994                                $ 604                  $    604
      Additional paid-in capital                                         11,028                    11,031
      Unrealized losses on marketable securities held as available
         for sale, net of tax effect                                          1                      (185)
      Retained earnings                                                  (1,149)                    8,803
                                                                         10,484                    20,253
      Less: Treasury stock, at cost (216,427 and 217,790 shares in
     1995 and 1994, respectively)                                          (936)                     (945)
      Total stockholders' equity                                          9,548                    19,308
      Total liabilities and stockholders' equity                       $ 38,654                 $  37,909

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,                                1995                   1994                   1993

(IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE AMOUNTS)
Net sales                                               $97,042               $ 91,121             $   78,442
Cost of sales                                            42,498                 33,932                 24,205
Gross profit                                             54,544                 57,189                 54,237
Selling, advertising, general and administrative         66,287                 58,510                 53,381
expenses
(LOSS) INCOME FROM OPERATIONS                           (11,743)                (1,321)                   856
Other income (expense):
              Interest and dividend income                  278                    498                    550
              Net unrealized gains (losses) on
                trading securities                          230                     (8)                    -
              Net realized (losses) gains on
                marketable securities                      (161)                  (186)                    88
              Interest expense                             (881)                   (339)                  (175)
              Other                                        (385)                    (74)                     1
(LOSS) INCOME BEFORE TAXES                              (12,662)                 (1,430)                 1,320
(Benefit from) provision for income taxes                (2,710)                 (1,004)                   157
NET (LOSS) INCOME                                       $(9,952)              $    (426)              $  1,163

  Net (loss) income per common and common equivalent
share                                                    $(1.57)               $   (.07)              $   .20

  Weighted average number of common and common
  equivalent shares outstanding                         6,331,688               5,912,136               5,957,569

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                              Additional
                                   Common Stock               Paid-In        Retained      Treasury
(DOLLARS IN THOUSANDS)         Shares          Amount         Capital        Earnings      Stock        Other         Total
  BALANCE DECEMBER 31, 1992  5,972,720          $597          $10,698        $8,941        $(392)       $ -           $19,844

  Exercise of stock options
  by employees                  61,800             6              234                                                     240
  Tax benefit from
  disqualifying disposition                                        70                                                      70
  of stock options
  Purchase of treasury stock                                                                (583)                        (583)
  Dividends paid ($.075 per
  share)                                                                       (439)                                     (439)
  Net income                                                                  1,163                                     1,163

  BALANCE DECEMBER 31, 1993  6,034,520          $603          $11,002        $9,665        $(975)       $ -           $20,295

  Exercise of stock options
  by employees                   2,300             1                8                                                       9
  Stock grants to directors/
  employees                                                        21                         50                           71
  Tax benefit from
  disqualifying disposition
  of stock options
  Purchase of treasury stock                                                                 (20)                         (20)
  Dividends paid ($.075 per                                                    (436)                                     (436)
  share)
  Unrealized losses on
  marketable securities held
  as available for sale, net                                                                             (185)           (185)
  of tax effect
  Net loss                                                                     (426)                                     (426)

  BALANCE DECEMBER 31, 1994  6,036,820          $604          $11,031        $8,803        $(945)       $(185)        $19,308

  Exercise of stock options
  by employees                     900                              2                                                       2
  Stock grant to a director                                        (5)                         9                            4
  Unrealized gains on
  marketable securities held
  as available for sale, net
  of tax effect                                                                                           186             186
  Net loss                                                                   (9,952)                                   (9,952)

  BALANCE DECEMBER 31, 1995  6,037,720          $604          $11,028       $(1,149)       $(936)          $1         $(9,548)

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)
YEARS ENDED DECEMBER 31,                                            1995            1994            1993

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                                $(9,952)        $  (426)         $1,163
  Adjustments to reconcile net (loss) income to net
  cash (used in) provided by operating activities:
  Depreciation and amortization                                    2,544           1,745           1,345
  Allowance for doubtful accounts                                    113              -               -
  Net unrealized (gains) losses on trading securities               (230)              8              -
  Net realized losses (gains) on marketable                          161             186             (88)
  securities
  Purchase of trading securities                                  (1,922)         (1,680)             -
  Proceeds from sale of trading securities                         1,268             672              -
  Amortization on bonds                                               -               -               33
  Accretion of common stock subject to a put option                  157              -               -
  (Increase) decrease in cash surrender value of life                (66)            (55)             18
  insurance
  (Increase) decrease in assets:
  Trade receivables                                                 (360)           (605)            (79)
  Income taxes receivable                                             14            (914)             -
  Inventories                                                        341            (816)           (247)
  Prepaid advertising, prepaid expenses and other                 (2,772)         (1,280)            752
  Deferred advertising                                             3,180          (1,332)            212
  Increase (decrease) in liabilities:
  Checks-in-transit                                                  507             931              -
  Accounts payable, trade                                          4,895           2,010             714
  Accrued liabilities                                               (241)            167            (734)
  Customer advances                                                   54            (275)             71
  Deferred income taxes                                           (1,966)           (125)           (288)
  Federal and state taxes payable                                     -             (113)           (175)
                  Net cash (used in) provided by                  (4,275)         (1,902)          2,697
    operating activities
  CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                       (6,101)         (3,403)         (3,077)
  Proceeds from sale of equipment                                     -               -                3
  Purchase of marketable securities                               (1,595)         (2,998)         (4,579)
  Proceeds from sale of marketable securities                      7,215           3,711           5,961
       Net cash used in investing activities                        (481)         (2,690)         (1,692)
  CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of amounts received under lines of credit            (40,663)        (28,812)        (20,112)
  Proceeds received under lines of credit                         40,757          33,680          20,112
  Purchase of treasury stock                                          -              (20)           (583)
     Proceeds from long-term borrowings                            4,553              -               -
       Proceeds from issuance of common stock,
    treasury stock and options exercised                               6              79             310
     Proceeds from grant from New York State
     Urban Development Corporation                                   483              -               -
  Payment of dividends                                                -             (436)           (439)
  Repayment of long-term debt                                         -             (299)           (302)
     Net cash provided by (used in) financing
        activities                                                 5,136           4,192          (1,014)
     Net increase (decrease) in cash and cash
        equivalents                                                  380            (400)             (9)
Cash and cash equivalents at beginning of year                       149             549             558
Cash and cash equivalents at end of year                           $ 529            $149            $549

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (received) during the year for:
  Interest                                                         $ 735            $319            $162
  Income taxes, net of refunds received                             (771)             36             551

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
Artistic Greetings Incorporated ("Artistic") is engaged primarily in the direct-mail order marketing and sale of personalized checks, personalized name and address products, stationery and gift items, and performing services such as package insertion and mailing list rental. Artistic sells its products through Sunday newspaper supplements, magazines, co-operative mailings, direct mailings, its catalogs and through two retail stores. Sales are predominately to individuals throughout the United States. Corporate headquarters and manufacturing facilities are located in Elmira, New York. Artistic processes its orders in several locations in Elmira and the surrounding area.

PRINCIPLES OF CONSOLIDATION
Prior to 1995, the financial statements include the accounts of Artistic and its wholly-owed subsidiary (the "Company"). During 1992, the Company established a subsidiary in the United Kingdom, Artistic Greetings Limited, to expand on business opportunities. As of December 31, 1994, the operations of the subsidiary were terminated. All material intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS
The Company considers liquid investments with a maturity of three months or less to be cash equivalents which are reflected at their approximate fair value. Checks-in-transit of $1,438 in 1995 and $931 in 1994 are reflected in accounts payable - trade.

INVENTORIES
Inventories are stated at the lower of first-in, first-out ("FIFO") cost or market, based on the lower of replacement cost or estimated realizable value.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost. Depreciation and amortization is provided principally by the straight-line method over the following estimated useful lives of the assets:

        Transportation equipment              5   years
        Furniture and fixtures            5-  7   years
        Machinery and equipment           5-  12  years
        Leasehold improvements            7-  15  years
        Buildings                         18- 31  years

Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other repairs and maintenance are expensed. When sold, the cost and accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in income.

PREPAID ADVERTISING AND DEFERRED ADVERTISING
The Company capitalizes costs for direct response advertising and amortizes the costs over the period of expected future benefit. All other advertising costs are expensed the first time the advertisement takes place. Direct response advertising consists of prepaid advertising costs and deferred advertising costs.

Prepaid advertising costs consist principally of the materials and labor incurred in developing the advertising materials, including sales literature and catalogs. These costs are accumulated until the materials are used or distributed to a customer at which time they are transferred to deferred advertising costs.

Deferred advertising includes the costs previously described and the costs associated with distributing advertisements to customers, such as insertion and mailing costs. Advertising is amortized over a period not to exceed one year following the date the literature or catalog is mailed or inserted into a newspaper or co-op mailing. The amortization period corresponds to the expected sales cycle of the advertising material, based on actual advertising responses. In 1994, advertising costs related to the check-printing operation were amortized over a period not to exceed 80 weeks, as the duration of the probable future benefits was greater than one year or one operating cycle due to customer reorders. During 1995, the sales cycle for the check-printing operation for the original sales order and one reorder occurred within twelve months and the related amortization period was reduced to correspond to that cycle. These amortization periods are in compliance with American Institute of Certified Public Accountants Statement of Position 93-7, "Reporting on Advertising Costs."

At December 31, 1995 and 1994, $9,653 and $10,138 of advertising costs, respectively, were reported as assets. Advertising expense for the years ended December 31, 1995, 1994 and 1993 was $48,978, $42,441 and $40,421,
respectively. The expense in 1995 includes a charge of $2,229 to write down deferred advertising to its net realizable value. The expense for 1995 also includes approximately $8,500 in advertising placements related to the agreement described in Note 13 to the Financial Statements.

CASH SURRENDER VALUE OF LIFE INSURANCE
The Company has chosen to take out loans against the cash surrender value of certain life insurance policies in place, due to the favorable rates offered. Face value of the policies is $1,600, with $600 being key man life insurance.

INCOME TAXES
The Company uses the liability method of accounting for deferred income taxes. The liability method accounts for deferred income taxes by applying statutory rates to the difference between the financial reporting and the tax bases of assets and liabilities. Deferred federal and state income taxes result from temporary differences in the recognition of revenue and expense for income tax and financial statement purposes. Such differences arise principally from depreciation, tax credit carryforwards and promotional costs. Tax credits are applied as a reduction to the provision for federal and state income taxes using the flow-through method.

REVENUE RECOGNITION
The Company recognizes revenue when products are shipped.

NET INCOME PER SHARE
Net income per common and common equivalent share is based on the weighted average number of common and common equivalent shares (stock options determined under the treasury stock method) outstanding during the period. The effect of considering common stock equivalents for fully diluted net income per share was not significant. The weighted average number of shares outstanding is computed as follows:

                         1995           1994            1993

Common shares           6,331,688       5,871,759       5,866,912
  Common equivalent
  shares                       -           40,377          90,657
Total                   6,331,688       5,912,136       5,957,569


FAIR VALUE OF FINANCIAL INSTRUMENTS
Cash, accounts receivable, accounts payable, accrued liabilities and other current liabilities other than debt are reflected in the financial statements at fair value because of the short-term maturity of those instruments. The fair values of the Company's debt are disclosed in Note 8 to the Financial Statements.

MANAGEMENT'S USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION
Certain amounts in prior years have been reclassified to conform to the 1995 presentation.

NOTE 2               MARKETABLE SECURITIES

The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in the first quarter of 1994 and determined that it did not have a material effect on its financial statements.

The Company has classified its securities into two categories, available for sale and trading securities. The value of the investment accounts is stated at market value based on quoted market prices. The cost of investments sold is determined on a specific identification basis. Gains and (losses) from these securities are as follows:

December 31,                     1995            1994

Securities available for sale
  Realized gain                 $  32            $ 22
  Realized loss                   249             201
  Unrealized gain                   2              19
  Unrealized loss                  -              299
Trading securities
  Realized gain                   120              10
  Realized loss                    64              17
  Net unrealized gain/(loss)      222              (8)

Unrealized gains and losses related to the securities available for sale are excluded from earnings and reported as a separate component of stockholders' equity, net of related deferred taxes of $1 and $(95) as of December 31, 1995 and 1994, respectively.

NOTE 3               INVENTORIES

Inventories include cost of materials, labor and overhead and are comprised of the following:

December 31,                        1995           1994

Finished goods                      $ 798          $1,482
Work-in-process                       492             571
Raw materials and supplies          4,559           3,776
Total                              $5,849          $5,829

NOTE 4   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

              December 31,      1995                1994

Land                          $  365              $  234
Buildings                      8,335               4,412
Machinery and equipment       15,457              11,897
Furniture and fixtures         1,618               1,454
Leasehold improvements            -                  169
Transportation equipment         160                 137
    Subtotal                  25,935              18,303
  Less:  Accumulated
  depreciation and
  amortization                 9,066               6,635
  Net                        $16,869             $11,668

Depreciation and amortization expense charged to operations amounted to $2,434, $1,745 and $1,345 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 5    ACCRUED LIABILITIES

Accrued liabilities consist of the following:

              December 31,              1995           1994

Accrued executive bonuses            $    -          $   19
Accrued employee profit sharing           -              -
  Accrued and deferred
  compensation                           511            497
Accrued vacation                         400            391
Miscellaneous accrued
liabilities                               80            325
Total                                 $  991         $1,232


NOTE 6  INCOME TAXES

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of the accounting change was not material. The provision for (benefit from) income taxes is comprised of the following:

 December 31,                       1995         1994        1993
Currently payable:
 Federal                         $  (757)     $  (987)    $   380
 State                                13           13          71
Total current                       (744)        (974)        451
Deferred:
 Net loss carryforward              (917)          -           -
 Receivable reserve                   -            41         (41)
 Depreciation                        293           84         100
 Promotional costs                (1,361)         523        (106)
 Deferred compensation                35          (35)         -
 Vacation expense                     (3)         (37)         (6)
 Investment losses and
  carryforwards                      154          (71)         -
  Contribution carryforward          172         (470)         -
 Inventory reserve                  (348)          29          (6)
 Investment credits                  270          (33)       (235)
 Other                              (261)         (61)         -
Total deferred                    (1,966)         (30)       (294)
Total                            $(2,710)      (1,004)        157

The following is a reconciliation of the expected federal tax at statutory rates to the effective rates:

December 31,                       1995          1994          1993

Expected tax                    $(4,305)       $ (486)       $  449
State tax effect                    (30)           27            99
Interest and
  dividend exclusion                (49)         (126)         (132)
Investment credit                    -            (67)           -
Adjustments of
  prior years'
  accruals                           -            (86)           -
Contributions                        -           (205)           -
  Federal valuation
  allowance                       1,381            -             -
Other                               205            17            33
Federal tax                      (2,798)         (926)          449
State tax                            88           (78)         (292)
Total                           $(2,710)      $(1,004)        $ 157

The contribution amount is the tax benefit related to certain inventory donated to various charities which qualify for a tax deduction in excess of cost under the Internal Revenue Code.

Deferred tax liabilities (assets) are comprised of the following:

December 31,                        1995           1994

Depreciation                      $  881         $  589
Promotional costs                  1,308          2,483
Marketable securities                 82             -
  Gross deferred tax
        liabilities                2,271          3,072
Promotional costs                   (185)            -
Vacation expense                    (148)          (145)
Contribution carryforward           (298)          (470)
Deferred compensation                 -             (35)
Net loss carryforward             (2,476)           (32)
Alternate minimum tax credits       (143)           (28)
Inventory reserve                   (401)           (53)
Investment losses and
  carryforwards                       -            (167)
Credit carryforwards              (1,002)          (705)
  Gross deferred tax assets       (4,653)        (1,635)
Deferred tax assets
  valuation allowance              2,382            435
Total net deferred taxes         $    -         $ 1,872

The valuation allowance for deferred tax assets in 1995 of $2,382 relates primarily to realizability of net operating losses and the uncertainty of realizing the tax benefit of certain state tax credits. The valuation allowance for deferred tax assets in 1994 of $435 relates primarily to the uncertainty of realizing the tax benefit of certain state tax credits.

The Company has New York State Investment Tax Credits and Economic Development Zone Credits that will provide tax benefit in future years. The Company has available investment tax credits of approximately $125 with varying expiration dates through 2001. The Company also has available Economic Development Zone Credits of approximately $877 which may be carried forward indefinitely.

NOTE 7               LEASES

During 1995, the Company leased a portion of its manufacturing and office space from an officer who is a substantial stockholder of the Company. All of these leases expired at December 31, 1995 and one was renewed. Rental expense under these arrangements amounted to $91, $97 and $86 in 1995, 1994 and 1993, respectively. Other rental expense amounted to $255, $332 and $260 in 1995, 1994 and 1993, respectively.

Future minimum lease payments under operating leases through the end of the lease terms are expected to be $51 in 1996 and $20 in 1997.

NOTE 8               DEBT

MARINE REVOLVING LINE OF CREDIT
In March 1996, the Company refinanced a demand discretionary line of credit with Marine Midland Bank ("Marine") under which it could have borrowed up to $6,500 (the "Demand Line"), with a revolving line of credit that is committed to the Company until March 8, 1997 (the "Marine Revolver"). The Company may borrow and repay at its option, and issue letters of credit, up to an aggregate of $6,500 under the Marine Revolver at either Marine's quoted Prime Rate (8.25% as of March 8, 1996) or the Money Market Rate (6.74% as of March 8, 1996) as quoted by Marine at the time of borrowing. The outstanding balance under the Marine Revolver as of March 8, 1996 was $4,401. Additionally, Marine has provided letters of credit to secure workman's compensation obligations of the Company in the amount of approximately $358, which expire on March 8, 1997.
The amount of borrowings available to the Company under the Marine Revolver is dependent upon the amount of accounts receivable and inventory, and the value of certain intangibles of the Company (collectively, the "Collateral"), determined at the time as such borrowing base is calculated each month. The Marine Revolver is secured by the Collateral and, so long as any Other Marine Term Loan (as defined below) remains outstanding, by the equipment pledged to Marine as security for such obligations. The Marine Revolver contains a restriction on the payment of dividends as well as financial and operating covenants requiring, among other things, the maintenance of certain financial ratios, including minimum net worth, leverage and working capital requirements as of March 29, 1996. The Company is in compliance with all of the financial and operating covenants contained in the Marine Revolver. The Marine Revolver can be prepaid by the Company at any time without penalty.

MARINE EQUIPMENT TERM LOAN
In March 1995, the Company executed a commercial installment term loan agreement with Marine, under which it borrowed $1,500 (the "Marine Equipment Loan"), the proceeds of which were used to finance previous equipment purchases. The Marine Equipment Loan is secured by specific items of equipment (the "Marine Equipment"), incurs interest at Marine's quoted Prime Rate and will expire in April 2000. The Company executed an Amendment and Modification Agreement on March 8, 1996 with Marine (the "Amendment and Modification Agreement"), under which Marine waived defaults of the Company on such obligation, and modified certain covenant provisions under the Marine Equipment Loan to conform to the covenants set forth in the Marine Revolver. The Marine Equipment Loan also secures obligations of the Company under the Marine Revolver, so long as the indebtedness under the Marine Equipment Loan remains outstanding. The principal amount outstanding on the Marine Equipment Loan as of March 8, 1996 was $1,225 and it can be prepaid by the Company at any time without penalty.

MARINE COMPUTER TERM LOAN
In August 1991, the Company executed a commercial installment term loan agreement with Marine under which it borrowed $1,200 (the "Marine Computer Loan" and, together with the Marine Equipment Loan, the "Other Marine Term Loans"), the proceeds of which were used to finance certain computer hardware and software of the Company (the "Computer Equipment"). The Marine Computer Loan is secured by the Computer Equipment, incurs interest at Marine's quoted Prime Rate and will expire in August 1996. The Computer Equipment also secures the obligations of the Company under the Marine Revolver, so long as indebtedness under the Marine Computer Loan remains outstanding. Under the Amendment and Modification Agreement, Marine waived defaults of the Company on this loan as well, and modified certain covenant provisions under the Marine Computer Loan to conform to the covenants set forth in the Marine Revolver.
The principal amount outstanding on the Marine Computer Loan as of March 8, 1996 was $92 and it can be prepaid by the Company at any time without penalty.

MARINE MORTGAGE
In August 1991, the Company executed a mortgage loan agreement with Marine under which it borrowed $750 (the "Marine Mortgage"), the proceeds of which were used to finance two of the Company's manufacturing facilities (the "Manufacturing Facilities"). The Mortgage is secured by the Manufacturing Facilities, incurs interest at a rate which is one percent above the quoted Prime Rate of Marine and requires a repayment of the aggregate principal amount thereunder of $467 as of October 1996. Under the Amendment and Modification Agreement Marine waived defaults of the Company on this loan as well, and modified certain covenant provisions under the Mortgage to conform to the covenants set forth in the Marine Revolver.

CHASE EQUIPMENT TERM LOAN
In March 1995, the Company executed an installment term loan agreement with Chase Lincoln First Bank, N.A. ("Chase"), under which it borrowed $3,500 (the "Chase Equipment Loan"), the proceeds of which were used to finance previous equipment purchases. The Chase Equipment Loan is secured by specific items of equipment (the "Chase Equipment"). In March 1996, the Company and Chase executed an amendment to the Chase Equipment Loan (the "Chase Amendment") that provided, among other things, for the release of negative pledge provisions, the waiver of certain covenant violations, the elimination of restrictions on purchase money financing and the modification of the covenants in the Chase Equipment Loan to conform such restrictions such that they are not substantially more restrictive than the covenants set forth in the Marine Revolver. Additionally, the Chase Amendment provided for an increase in the interest rate paid by the Company under the Chase Equipment Loan from Chase's quoted Prime Rate to 150 basis points above Chase's quoted Prime Rate; a one-time principal payment of $125; and a shortening of the amortization of such obligation to expire in January 1999, with principal payments made on a monthly basis of $80 beginning in April 1996, up from $58 per month prior to such time. Additionally, in connection with the Chase Amendment, a one-time refinancing fee of 25 basis points was paid to Chase in March. The principal amount outstanding on the Chase Equipment Loan as of March 8, 1996 was $2,858 and it can be prepaid by the Company at any time without penalty.

NEW YORK STATE URBAN DEVELOPMENT CORPORATION LOAN
In October 1995, the Company executed a mortgage loan agreement (the "UDC Mortgage") with the New York State Urban Development Corporation (the "UDC") under which it borrowed $400, the proceeds of which were used to finance expenses incurred in the purchase and buildout of its new production facility ("Artistic Plaza"). The UDC Mortgage is secured by Artistic Plaza, does not incur interest and requires amortization for four years with the principal amount thereunder due to be repaid in November 1999. The UDC Mortgage can be prepaid by the Company at any time without penalty.

SOUTHERN TIER ECONOMIC GROWTH LOAN
In August 1995, the Company executed an equipment term loan with Southern Tier Economic Growth, Inc. ("STEG") under which it borrowed $200 (the "STEG Loan"), the proceeds of which were used to finance expenses incurred in the purchase of certain items of equipment (the "STEG Equipment"). The STEG Loan is secured by the STEG Equipment, incurs interest at a rate of 7% per annum and requires amortization over a five-year period with the principal amount thereunder due to be repaid in September 2000. The STEG Loan can be prepaid by the Company at any time without penalty.

CITY OF ELMIRA MORTGAGE
In April 1991, the Company executed a Sales and Development Agreement with the City of Elmira (the "City of Elmira Mortgage"). As part of this agreement, the Company acquired two office buildings located in the City of Elmira. This agreement provided financing for the purchase of these buildings evidenced by a promissory note for $920 at one percent per annum using the simple interest method over 25 years. Both the principal and interest payments are deferred until May 1996. Interest accrues on the principal balance during this period at one percent per annum using the simple interest method. After such time, both the accrued interest and principal will be reamortized over the remaining 20 years by making equal quarterly payments of principal and interest. The note also provides that the Company will have the right to prepay any part of, or all of, the outstanding principal and accrued interest at any time without penalty. This agreement is secured by a first mortgage on these buildings.

LONG-TERM DEBT

December 31,                               1995            1994

  Marine Revolver                       $ 4,962          $   -
  Marine Equipment Loan                   1,275              -
  Marine Computer Loan                      132             371
  Marine Mortgage                           514             564
  Chase Equipment Loan                    2,975              -
  UDC Mortgage                              400              -
  STEG Loan                                 192              -
  City of Elmira Mortgage                   920             920
  Total long-term debt                   11,370           1,855
  Less:  Current portion                  1,777             296
  Total                                 $ 9,593          $1,559

Minimum debt repayments under long-term obligations for the next five years and thereafter are as follows:

       1996               $1,777
       1997                6,163
       1998                1,201
       1999                1,201
       2000                  305
    Thereafter               723

The weighted average interest rate on short-term borrowings outstanding are as follows:

                        1995         1994         1993
30-day notes             - %         6.14%       3.88%
Money-market line      7.36%         6.06%       4.54%
Regular line           8.78%         7.12%       6.00%

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying value of long-term debt is $11,370 at December 31, 1995 while the estimated fair value is $10,901 based upon interest rates available to the Company for issuance of similar debt with similar terms and remaining maturities.

NOTE 9   DEFINED CONTRIBUTION SAVINGS PLAN

The Company has a defined contribution savings plan under which employees with one year of service, who have worked 1,000 hours and attained 21 years of age, are eligible for participation. The Company matches 25% of the first 4% contributed by each participating employee annually. The Company's matching contributions were $35, $31 and $26 during 1995, 1994 and 1993, respectively. Eligible employees enrolled and active at December 31 are eligible for employer contributions and may make voluntary contributions subject to certain limitations. Company profit sharing contributions are discretionary. Due to the net loss in 1995 and 1994, no contributions were made to the plan for those years. The Company accrued $87 applicable to the plan during 1993, which it paid in 1994.

NOTE 10         STOCK OPTIONS

The Company has an Employee Long-Term Incentive Plan (the "Plan") under which Incentive Stock Options ("ISOs") to purchase and/or Stock Incentive Rights ("SIRs") to receive a total of 1,800,000 shares of the Company's common stock may be awarded. ISOs are granted at not less than fair value on the date of grant, expire no later than ten years from the date of grant and are exercisable over variable periods from three to five years. The following table summarizes the changes in ISOs outstanding and related price ranges for shares of the Company's common stock under the Plan.

                                        Number
                                        of Shares       Price Range

Outstanding at January 1, 1993             550,580     $ 2.62 to $11.75
        Granted                            110,250     $ 5.25 to $10.31
        Exercised                          (61,800)    $ 2.62 to $ 8.50
        Canceled                           (42,400)    $ 3.20 to $ 9.38
Outstanding at December 31, 1993           556,630     $ 2.62 to $11.75
Exercisable at December 31, 1993           274,208     $ 3.20 to $11.75
Outstanding at January 1, 1994             556,630     $ 2.62 to $11.75
        Granted                            101,500     $ 4.00 to $ 5.00
        Exercised                           (2,300)    $ 3.20 to $ 5.00
        Canceled                           (20,300)    $ 6.06 to $11.75
Outstanding at December 31, 1994           635,530     $ 3.20 to $11.75
Exercisable at December 31, 1994           398,648     $ 3.20 to $11.75
Outstanding at January 1, 1995             635,530     $ 3.20 to $11.75
        Granted                             15,000     $ 3.12 to $ 3.50
        Exercised                             (900)    $ 2.62
        Canceled                          (148,730)    $ 4.00 to $ 9.50
Outstanding at December 31, 1995           500,900     $ 3.12 to $10.31
Exercisable at December 31, 1995           272,908     $ 3.12 to $10.31

In 1993, the shareholders approved an amendment to the Plan that, among other things, added the right to award SIRs to the Plan. SIRs are rights to receive shares of the Company's common stock without any cash payment to the Company, conditioned only on continued employment with the Company over a specified four-year incentive period. During that incentive period, the recipient of a SIR award would receive "dividend-equivalent" payments on the number of shares covered by his/her SIR award, but would not have any other rights, e.g., voting rights, etc., with respect to such shares until they were issued to him/her under the terms of the award. To date, no SIRs have been granted under the Plan.

The Company had shares available for awards amounting to 663,430, 529,700 and 610,900 at December 31, 1995, 1994 and 1993, respectively.
The Company is able to realize an income tax benefit from the exercise and early disposition of ISOs. For financial reporting purposes, this benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

NOTE 11         STOCKHOLDERS' EQUITY

In 1995, the Company issued 1,363 shares of its treasury stock to a director at a price per share of $2.75 for services rendered. In 1994, the Company granted 11,860 shares of its treasury stock to directors at a price per share of $5.00 for services rendered and 2,000 shares of its treasury stock to an employee at a price per share of $5.50 for services rendered.

In October 1993, the Board of Directors authorized the purchase of up to 300,000 shares of the Company's common stock at the prevailing market price as the shares are made available to the Company. The Company has repurchased 3,500 and 105,000 shares in each of December 31, 1994 and 1993, respectively. The Company repurchased no shares in 1995. These shares were repurchased at an average per share price of $5.60 and $5.55 in 1994 and 1993, respectively.

NOTE 12         RELATED PARTY TRANSACTIONS

A director of the Company who resigned in 1995 and who is a licensed stock broker, processes the Company's marketable securities transactions. Total commissions paid to this director were approximately $21, $16 and $70 in 1995, 1994 and 1993, respectively.


NOTE 13         COMMITMENTS AND CONTINGENCIES

EMPLOYMENT CONTRACTS
In 1996, the Company entered into a two-year employment agreement with a Senior Vice President of the Company, which provides a minimum annual compensation of $125 and for participation in the Company's executive bonus program. In 1993, the Company entered into a five-year employment agreement with the Chairman of the Company which provides minimum annual compensation of $225 and an annual bonus based on net income before taxes.

LEGAL MATTERS
The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company's financial condition or results of operations.

COMMITMENTS
In May 1995, the Company negotiated a contract with a supplier to obtain right of first refusal for advertising placement at competitive rates. As of December 31, 1995, the remaining commitment under the contract, which expires May 1999, was $7,000, payable in annual installments of $2,000 through May 1998 and the final installment of $1,000 due in May 1999.

NOTE 14          SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
                     ACTIVITY

During 1995, the Company acquired certain assets of Valcheck Company in exchange for 500,000 shares of the Company's common stock. The common stock was issued at a price of $3.75 per share, or $1,875. The common stock is puttable to the Company, at the Seller's option, two years from the acquisition date at $5 per share.

                                                  1995
Fair value of assets acquired
  Inventory                                     $  361
  Property, plant and equipment                  1,481
  Name list                                         33
  Total                                         $1,875
Less:  common stock issued                       1,875
Cash paid                                       $   -

NOTE 15         NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 becomes effective in fiscal 1996. The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is recognized, the carrying amount of the asset is to be reduced to its fair value. Management does not believe adoption of SFAS 121 will have a material impact on the Company's financial position and results of operations.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 becomes effective in fiscal 1996. SFAS 123 established financial accounting and reporting standards for stock-based employee compensation plans. The Statement defines a fair value based method of accounting for an employee stock option or similar equity instrument. As provided under SFAS 123, the Company has the option to continue application of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provide pro forma disclosure of the fair value based method. The Company is unable to determine the impact of the pro forma disclosure requirement. Such impact will be dependent on future stock option activity.

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ARTISTIC GREETINGS INCORPORATED:

    We have audited the accompanying consolidated balance sheets of Artistic Greetings Incorporated, (a Delaware corporation) and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ROCHESTER, NEW YORK             /s/ Arthur Andersen LLP
FEBRUARY 16, 1996

(EXCEPT FOR CERTAIN OF THE MATTERS DISCUSSED IN NOTE 8 TO THE FINANCIAL STATEMENTS AS TO WHICH THE DATE IS MARCH 29, 1996)

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The following represents the range of quarterly high and low sales prices for the Company's common stock for 1995 and 1994 as provided by the NASD.

                        1995                  1994
   Quarter      High         Low        High         Low

     1          3 3/4        2 1/8       6 1/4       4 5/8
     2          4 3/8        2 1/4       6 1/8       4 3/4
     3          4 1/8        3 1/8       5 7/8       4 3/4
     4          3 7/8        2 1/4       5 1/8       2 5/8

On March 4, 1996, the closing price of the Company's common stock was $2 7/8 per share, as quoted by NASDAQ - NMS and published in THE WALL STREET JOURNAL.

The number of holders of record of the Company's common stock on March 4, 1996 was in excess of 673, as supplied by the Company's transfer agent.