Form 10-K, Exhibit 13
period 1996-12-31
ARTISTIC GREETINGS INC
filed 1997-03-28
CIK 7610

EXCERPTS FROM ARTISTIC GREETINGS INCORPORATED
1996 ANNUAL REPORT TO STOCKHOLDERS

Selected Financial Data:

(Dollars in thousands, except per share data)

FOR THE YEAR                                    1994         1995           1996
Net sales                                    $91,121        $97,042        $98,911
Net income (loss)                               (426)        (9,952)         2,675
Per common share:
   Net income (loss)                           (0.07)         (1.57)          0.42
Cash flows from operations                    (1,902)        (4,275)        11,535
AT YEAR END
Total assets                                  37,909         38,654         28,998
Current liabilities                           16,852         16.998         12,950
Long-term debt                                 1,559          9,593          1,034
Stockholders' equity                          19,308          9,548         12,288

Management's Discussion and Analysis of Financial Condition and Results of Operations
(Dollars in thousands, except per share data)

The following discussion contains forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements, please carefully review the discussion of the Risk Factors contained in Item 1 of the Company's report on Form 10-K for its year ended December 31, 1996 as filed with the Securities and Exchange Commission ("SEC"): see "Recent Losses; Potential Fluctuation in Operating Results"; "Dependence on Effective Information Systems"; "Potential Volatility of Stock Price"; and "Control by Present Stockholders" as well as the other information contained in this Report and in the Company's periodic reports filed with the SEC.

Results of Operations
1996 vs. 1995
Net Sales
In 1996, the Company's net sales increased 1.9% to $98,911 compared to $97,042 in 1995, as it continued its efforts to develop its check-printing activities and increase volume in its catalog operation. Sales volume decreased in the personalized name and address product category, which consists of labels, MiniPrinters<reg-trade-mark>, self-inking stamps and certain other products generally sold through mass media channels ("personalized products"), by an aggregate of 17.3%, from $44,196 in 1995 to $36,539 in 1996. As in 1995, these reductions resulted from discontinuing marginally profitable products and advertising initiatives. Check sales increased by 14.0% from $37,806 in 1995 to $43,100 in 1996. This growth was primarily the result of the full-year effect in 1996 of the acquisition of the assets of Valcheck Company ("Valcheck"), a direct-mail check printing company in the second quarter (the "Valcheck Acquisition") of 1995, combined with the growth of higher-margin check reorders.

Cost of Sales
The major components of cost of goods sold are materials, which consist primarily of paper and gift items; direct labor; and manufacturing overhead.

The cost of materials in 1996 decreased 3.6% to $21, 973 compared to $22,802 in 1995. Lower sales volume in personalized products partially offset volume-related increases in material costs for checks and catalogs. Costs of materials for personalized products, checks and catalogs decreased as a result of savings from additional management focus on manufacturing efficiencies in these areas. Material costs decreased 1.3% as a component of net sales between years due to the subcontracting of a portion of check personalization and fulfillment ("check production") for the first three quarters of 1996, in addition to the implementation in the fourth quarter of an agreement with the John Harland Company ("Harland") to manufacture 100% of the Company's check orders (the "Harland Agreement").

Direct labor was down 19.4% from $8,595 in 1995 to $6,928 in 1996, a decrease of 1.9% as a component of net sales. Overall sales volume was higher, as discussed above. More than offsetting this factor in the production areas, however, was the effect of continued management attention to improving manufacturing efficiencies, combined with increased subcontracting of check production to Harland, as discussed above. Labor to receive incoming orders was higher resulting from the increased mix of check reorders and catalog volume, causing higher call volume.

Manufacturing overhead increased 6.0% to $11,764 in 1996 compared to $11,101 in 1995, however, such increase only represented a .5% increase as a component of net sales during that period. Manufacturing overhead represented by indirect labor increased as the manufacturing support and management infrastructure were strengthened. Employee benefits expense increased in 1996 primarily as a result of the prior conversion of long-term temporary personnel to full-time status in the third quarter of 1995.

Selling, Advertising, General and Administrative
(SG&A)
The three largest components of SG&A expenses are advertising, postage and labor.Advertising expense decreased 22.8% to $37,809 in 1996 compared to $48,978 in 1995, which represents a decrease of 12.3% as a component of net sales. Personalized products advertising was down $9,010 from 1995 as marginal programs were reduced or eliminated. Catalog advertising was up $2,476 in an effort to pursue higher-margin growth through increased circulation. Check advertising was down $4,705 due to a lower level of free standing insert
("FSI") circulation, mostly in the third and fourth quarters of 1996 as compared to 1995, in an effort to achieve targeted advertising with higher margin potential. An additional factor in check advertising which partially offset the lower FSI circulation was the increased amortization expense, for all of 1996 as compared to the second half of 1995, for annual payments related to an advertising agreement (the "Advertising Agreement") with Valassis Communications, Inc. ("Valassis").

Postage and shipping expense in 1996 decreased 4.6% to $8,876 compared to $9,300 in 1995, which represents a decrease of .6% as a component of net sales. This decrease in postage and shipping expense occurred despite higher production volumes and was attributable primarily to a significant reduction in exchanges resulting from improved product and process quality.

Other administrative expense was reduced by 2.7% to $7,797 in 1996 compared to $8,010 in 1995, representing a reduction of .4% as a component of net sales. This reduction is substantially the result of decreases in utilities and depreciation partially offset by increases in expenses for consulting, legal and other outside advisors to the Company.

Other
The Company incurred expense of $1,406 in 1996 compared to expense of $919 in 1995. Interest expense decreased to $536 in 1996 from $881 in 1995, which represents a decrease of .4% as a component of net sales. The decrease in interest expense was due to reductions in both long- and short-term borrowing as the Company applied its strong cash flow from operations to debt reduction. Accruals for employee incentive compensation and contributions to the Company profit-sharing plan were $992 in 1996, as compared to zero in 1995.

Tax Provision
The Company's effective tax benefit rate for 1995 was 21.4%. In 1995, the Company was not able to recognize, in its tax provision, the full benefit for its 1995 loss and credits generated. The Company's tax benefits were reduced through the application of FAS 109. FAS 109 requires that the Company assess the value of the deferred tax assets on its balance sheet. The Company was required to establish a valuation allowance in 1995 for the deferred tax assets to reduce the value of these assets to a level that was more likely than not to be realized. The effect of recording a valuation allowance related to the Company's 1995 deferred tax assets was to reduce the 1995 tax benefit from the statutory rate. The $317 tax benefit recorded in 1996 is substantially the result of the recognition of tax assets for which a valuation allowance was previously recorded. As the Company demonstrated profitability through 1996, a portion of the net operating loss carryforward was utilized. The tax benefit of this carryforward was not fully recorded in 1995 due to the valuation allowance described above. Additionally, based upon the 1996 profitability and the profitability expected in the future, the Company has recorded benefits for the remaining net operating loss and credit carryforwards.

Net Income
For the reasons discussed above, the Company's 1996 net income was $2,675 or $0.42 per share, compared to 1995's net loss of $9,952 or $1.57 per share.


Results of Operations
1995 vs. 1994

Net Sales
In 1995 the Company's net sales increased 6.5% to $97,042 compared to $91,121 in 1994, as it continued its efforts to improve profitability of core businesses while further developing its check-printing activities. Sales decreased in the personalized products category, as well as in catalog and international categories by an aggregate of 20.5%, from $70,249 in 1994 to $55,860 in 1995. These reductions resulted from discontinuing marginally profitable products and advertising initiatives. Check sales more than doubled from $17,718 in 1994 to $37,806 in 1995. This growth was primarily the result of the Valcheck Acquisition in the second quarter and significant increases in check advertising from the establishment of the Advertising Agreement.

Cost of Sales
The major components of cost of goods sold are materials, which consist primarily of paper and gift items; direct labor; and manufacturing overhead.

The cost of materials in 1995 increased 26.8% to $22,802 compared to $17,987 in 1994, primarily as a result of the increase in check sales volume, which resulted in an increase in the volume of check material purchased. Lower sales volume in other product lines partially offset volume-related increases in material costs for checks. Costs of materials for personalized products and catalogs decreased as a result of savings from additional management focus on manufacturing efficiencies in these areas. Finally, material costs increased 2.6% as a component of net sales between years due to the subcontracting of a portion of check personalization and fulfillment.

Direct labor was up 39.0% from $6,182 in 1994 to $8,595 in 1995, an increase of 2.1% as a component of net sales during that period for two primary reasons. First, as discussed above, check-printing volume increased substantially requiring an increase in direct labor. Temporary quality problems resulting from the volume growth also caused a substantial increase in direct-labor hours. The second factor for the increase in direct labor was the integration of the Valcheck Acquisition and the relocation of production and warehousing activities to a new facility ("Artistic Plaza"). Employment levels nearly doubled, with corresponding higher expense. These increases in direct labor peaked in the third quarter and subsequently decreased as a result of reductions in the labor force as requirements were reevaluated.

Manufacturing overhead increased 13.7% to $11,101 in 1995 compared to $9,763 in 1994, however, such increase only represented a .7% increase as a component of net sales during that period. Manufacturing overhead represented by indirect labor partially offset the increase as a result of cost reductions as overall production methods became more efficient. Employee benefits expense increased substantially as a result of both overall higher employment levels and the conversion of long-term temporary personnel to full-time status. Other check-related expenses were higher in 1995 due to inefficiencies resulting from the volume growth. Finally, depreciation expense increased by 27.0% from $650 in 1994 to $828 in 1995 as a result of the purchase of Artistic Plaza in the second quarter, the refurbishment of that facility and the purchase of check-printing equipment to support volume increases.

Selling, Advertising, General and Administrative
(SG&A)
The three largest components of SG&A expenses are advertising, postage and labor.

Advertising expense increased 15.4% to $48,978 in 1995 compared to $42,441 in 1994, which represents an increase of 3.9% as a component of net sales. Although advertising for personalized products, catalog and international categories decreased by 16.2% from 1994 due to downsizing efforts to improve profitability, such decrease was offset by a more than 200% increase in advertising for checks, as the Company took advantage of increased circulation availability resulting from the Advertising Agreement.

Postage and shipping expense in 1995 increased 32.0% to $9,300 compared to $7,046 in 1994, which represents an increase of 1.9% as a component of net sales. Such increase was attributable primarily to check volume increases (which packages are generally heavier and cost more to ship than other product lines) and temporary quality problems with an attendant increase in the number of exchanges of product at no additional charge to customers.

Other administrative expense was reduced by 2.7% to $8,010 in 1995 compared to $8,236 in 1994, representing a reduction of 1.6% as a component of net sales. This reduction was substantially the result of the decrease in salaries and wages, with associated reductions in employee benefits costs. Several other factors offset one another, including increases in expenses for consulting, legal and other outside advisors to the Company to facilitate the business restructuring, as well as charges for donations of obsolete inventory, which in turn were offset by reductions in travel, office supplies, equipment purchases and the elimination of international marketing expense.

Other
The Company incurred expense of $919 in 1995 compared to expense of $109 in 1994. Interest expense increased to $881 in 1995 from $339 in 1994, which represents an increase of .5% as a component of net sales. The increase in interest expense was due to higher borrowing to support the expansion of facilities and working capital for the growth of the check business. Additionally, in June 1995 the Company began to accrete a monthly expense to account for the $78 increase in 1995 of the value of the common stock subject to a put option granted to Valcheck in the Valcheck Acquisition. Finally, non-recurring charges were recorded in 1995, reflecting primarily the costs of consolidation of several warehouse facilities in the Elmira area.

Tax Provision
The Company's effective tax benefit rate for 1995 was 21.4% compared to an effective 1994 tax benefit rate of 70.2%. In 1994, the Company recognized a tax benefit related to its loss, as well as tax benefits for New York State investment tax credits on manufacturing equipment, and federal rehabilitation and job credits. In 1995, the Company was not able to recognize, in its tax provision, the full benefit for its 1995 loss and 1995 credits generated. The Company's tax benefits were reduced through the application of FAS 109. FAS 109 requires that the Company assess the value of the deferred tax assets on its balance sheet. The Company was required to establish a valuation allowance for the deferred tax assets to reduce the value of the deferred tax assets to a level that is more likely than not to be realized. The effect of recording a valuation allowance related to the Company's 1995 deferred tax assets was to reduce the 1995 tax benefit. Therefore, the Company's effective tax benefit rate was reduced from 1994 to 1995.

Net Income
For the reasons discussed above, the Company's 1995 net loss was $9,952 or $1.57 per share, compared to 1994's net loss of $426 or $0.07 per share.

Liquidity and Capital Resources

The Company has historically met its cash requirements primarily from operating activities. Although the Company's liquidity was reduced in 1995, the operating activities of the Company in 1996 provided for a reduction in accounts payable to historical levels and a repayment in full of borrowings on the Company's revolving line of credit and certain of the Company's long-term debt. In addition, proceeds from check-manufacturing equipment sold to Harland as part of the Harland Agreement were used to pay off two equipment term loans.

Marketable securities, cash and cash equivalents were $2,999 at year end 1996 and $3,108 at year end 1995; accounts payable have been reduced from $13,993 at year end 1995 to $9,847 at year end 1996; long-term debt was reduced from $9,593 at year end 1995 to $1,034 at year end 1996; and the Company has modified its revolving line of credit as further described in Note 8 to the Financial Statements.

While working capital decreased to negative $2,865 at December 31, 1996 as compared to $805 at December 31, 1995, this is attributable to several factors and reflects successful efforts to manage the operations of the Company. Current assets decreased from year to year by $7,718, primarily due to a reduction of $430 in cash and cash equivalents to pay off long-term debt, reduction of inventory by $3,579 due to improved materials management and outsourcing 100% of check production and a $3,052 reduction of prepaid advertising. Current liabilities decreased by $4,048 due to a reduction of $4,146 in accounts payable and $1,624 in current portion of long-term debt, partially offset by an increase of $1,395 in other accrued liabilities, mostly related to employee incentive programs. As a result of the Harland Agreement, the Company has no inventory for its check business but records accounts payable for the costs of Harland's check production.

The Company has available $6,500 as of year end under its revolving line of credit with its bank (the "Revolver"), which is subject to a borrowing base formula and certain other conditions. As of March 20, 1997, the Company had no outstanding balance under the Revolver and, based on the borrowing base formula, had $5,602 available to it thereunder. For additional information concerning the terms of the Revolver, see Note 8 to the Notes to the Financial Statements contained herein.

Management believes that the operating activities of the Company, together with the line of credit available under its Revolver, will substantially support its cash requirements for the next twelve months and that sufficient capital resources are available to the Company to provide adequate liquidity overall.

Management is of the opinion that inflation will not have a material effect on the operations of the Company.

Significant Agreements

During 1996 and 1995, the Company entered into several significant agreements relating to its manufacturing operations, management information system and advertising.

In 1996, the Company entered into the Harland Agreement under which Harland will manufacture and ship all check orders received by the Company at a contractually-determined price per box together with related shipping and handling fees. The Harland Agreement is for an initial term of seven years and provides the Company with access to virtually unlimited check-production capacity without the capital expenditure requirements or inventory costs that the Company would otherwise have to incur in connection with the growth of its check- product line. The Harland Agreement provides that, in the event either party wishes to terminate, such party must provide one year's notice of such intention to terminate prior to its effectiveness. The Harland Agreement also provided for Harland's purchase of the Company's check-production equipment at net book value resulting in no gain or loss being recognized.

Also in 1996, the Company reviewed, selected and began the installation of a new management information system, at a projected cost of $4.5 million of which $3.2 million was incurred in 1996. The Company has entered into various agreements to purchase computer hardware and software, implementation support services and training. The installation of and conversion to the entire system is expected to be completed by mid-1997. The Company believes that upon its completion, this new system will improve the Company's access to information for enhanced decision making and control.

In 1995, the Company entered into the Advertising Agreement, under which, in return for the payment of an annual fee to Valassis, the Company obtained an exclusive right of first refusal to place its weekly newspaper FSI advertising at competitive rates in all circulation in which Valassis has contracts for the placement of such advertising. The Company has committed to pay $10 million in annual fees over the term of the Agreement which expires in May 2000. As of December 31, 1996, the remaining commitment under the contract was $5,000, payable in annual installments of $2,000 through May 1998 and the final installment of $1,000 due in May 1999.

FINANCIAL STATEMENTS

Balance Sheets
(Dollars in thousands, except share data and per share amounts)
Assets

                                                            December 31, 1996             December 31, 1995
Current Assets:

Cash and cash equivalents                                           $     99                      $  529
Marketable securites:
Trading, at market
        (cost $2,699 in 1996 and $1,704 in 1995)                       2,881                       1,926
Available for sale, at market
        (cost $11 in 1996 and $651 in 1995)                               19                         653
Trade receivables (net of allowance for doubtful accounts of
        $112 and $113 in 1996 and 1995, respectively)                  1,252                       1,803
Income tax receivable                                                     -                          900
Inventories                                                            2,270                       5,849
Prepaid advertising                                                    3,064                       6,116
Prepaid expenses and other current assets                                500                          27
    Total current assets                                              10,085                      17,803
Deferred advertising                                                   2,113                       3,537
Property, plant and equipment, net                                    16,237                      16,869
Cash surrender value of life insurance
        (net of policy loans of $127 in 1996 and 1995)                   433                         308
Other assets                                                             130                         137
Total assets                                                         $28,998                     $38,654

Liabilities and Stockholders' Equity

Current Liabilities:

Current portion of long-term debt                                   $    153                     $ 1,777
Accounts payable, trade (includes checks-in-transit
    of $243 in 1996 and $1,438 in 1995)                                9,847                      13,993
Accrued liabilities                                                    2,386                         991
Customer advances                                                        451                         237
Income taxes payable                                                     113                           -
        Total current liabilities                                     12,950                      16,998

Long-term debt                                                         1,034                       9,593
Other liabilities                                                        383                         483
Total liabilities                                                     14,367                      27,074
Commitments and contingencies:

Common stock, subject to put option - 500,000 shares                   2,343                       2,032

Stockholders' Equity:
Common stock, par value $0.10;
Authorized:  10,000,000 shares;
Issued:  6,037,720 shares in 1996 and 1995                         $      604                   $   604
Additional paid-in capital                                             11,042                    11,028
Unrealized gains on marketable securities
    held as available for sale, net of tax effect                          1                          1
Retained earnings                                                       1,526                    (1,149)
                                                                       13,173                    10,484
Less:  Treasury stock, at cost (200,356 and 216,427
    shares in 1996 and 1995, respectively)                               (885)                     (936)
Total stockholders' equity                                             12,288                     9,548
Total liabilities and stockholders' equity                            $28,998                   $38,654

The accompanying notes to financial statements are an integral part of these balance sheets.

Statement of Operations
Years Ended December 31,
(Dollars in thousands, except share data and per share amounts)

                                               1996           1995           1994
Net sales                                    $98,911        $97,042        $91,121
Cost of sales                                 40,665         42,498         33,932
Gross profit                                  58,246         54,544         57,189
Selling, advertising, general
        and administrative expenses           54,482         66,287         58,510
Income (loss) from operations                  3,764        (11,743)        (1,321)
Other income (expense):
Interest and dividend income                     158            278            498
Net unrealized gains (losses)
        on trading securities                    (34)           230             (8)
Net realized gains (losses)
        on marketable securities                 328           (161)          (186)
Interest expense                                (536)          (881)          (339)
Bonus and profit sharing expense                (992)             -              -
Other                                           (330)          (385)           (74)
Income (loss) before income taxes              2,358        (12,662)        (1,430)

Provision for (benefit from) income taxes       (317)        (2,710)        (1,004)
Net income (loss)                            $  2,675       $(9,952)       $  (426)
Net income (loss) per common
        and common equivalent share          $  0.42        $ (1.57)       $ (0.07)
Weighted average number of common and
common equivalent shares outstanding         6,349,318      6,331,688      5,912,136

The accompanying notes to financial statements are an integral part of these statements.

Statement of Changes in Stockholders' Equity
(Dollars in thousands, except share data and per share amounts)

                                                                  Additional
                                            Common Stock          Paid-In        Retained       Treasury
                                        Shares         Amount     Capital        Earnings       Stock          Other    Total
Balance December 31, 1993               6,034,520      $603       $11,002        $ 9,665        $(975)         $ -      $20,295

Exercise of stock options
by employees                                2,300         1             8                                                     9

Stock grants to directors/employees                                    21                          50                        71

Purchase of treasury stock                                                                        (20)                      (20)

Dividends paid ($.075 per share)                                                   (436)                                   (436)

Unrealized losses on marketable
securities held as available for sale,
net of tax effect                                                                                               (185)      (185)

Net loss                                                                           (426)                                   (426)

Balance December 31, 1994                6,036,820      $604      $11,031       $ 8,803        $ (945)         $(185)    $19,308

Exercise of stock options
by employees                                   900                      2                                                      2

Stock grant to a director                                              (5)                        $ 9                          4

Unrealized gains on marketable
securities held as available for sale,
net of tax effect                                                                                                186         186

Net loss                                                                        $(9,952)                                 $(9,952)

Balance December 31, 1995                6,037,720      $604       $11,028      $(1,149)       $ (936)            $1     $ 9,548

Stock grants to directors/employees                                     14                         51                         65

Net income                                                                       $2,675                                    2,675

Balance December 31, 1996                6,037,720      $604       $11,042       $1,526        $  (85)            $ 1    $12,288

The accompanying notes to financial statements are an integral part of these statements.

Statement of Cash Flows
Years Ended December 31,
(Dollars in thousands, except share data and per share amounts)

                                                       1996           1995           1994
Cash Flows from Operating Activities:

Net income (loss)                                    $ 2,675        $ (9,952)      $  (426)
Adjustments to reconcile net income (loss)
        to net cash provided by (used in)
        operating activities:
Depreciation and amortization                          2,379          2,544          1,745
Allowance for doubtful accounts                           (1)           113              -
Net unrealized losses (gains)
        on trading securities                             40           (230)             8
Net realized losses (gains)
        on marketable securities                        (328)           161            186
Purchase of trading securities                        (4,891)        (1,922)        (1,680)
Proceeds from sale of trading securities               4,858          1,268            672
Accretion of common stock subject to a put option        311            157              -
Decrease (increase) in cash surrender value
        of life insurance                               (125)           (66)           (55)
Decrease (increase) in assets:
    Trade receivables                                    552           (360)          (605)
    Income taxes receivable                              900             14           (914)
    Inventories                                        3,579            341           (816)
    Prepaid advertising, prepaid expenses and other    3,058         (2,772)        (1,280)
    Deferred advertising                               1,424          3,180         (1,332)
    Deferred income taxes                               (472)             -              -
Increase (decrease) in liabilities:
    Checks-in-transit                                 (1,195)           507            931
    Accounts payable, trade                           (2,951)         4,895          2,010
    Accrued liabilities                                1,395           (241)           167
    Customer advances                                    214             54           (275)
    Deferred income taxes                                  -         (1,966)          (125)
    Income taxes payable                                 113              -           (113)
        Net cash provided by (used in)
               operating activities                   11,535         (4,275)        (1,902)

Cash Flows from Investing Activities:
    Purchase of property, plant and equipment         (5,388)        (6,101)        (3,403)
    Proceeds from sale of equipment                    3,641              -              -
    Purchase of marketable securities                      -         (1,595)        (2,998)
    Proceeds from sale of marketable securities            -          7,215          3,711
        Net cash provided by (used in)
               investing activities                   (1,747)          (481)        (2,690)

Cash Flows from Financing Activities:
    Repayment of borrowings from the line of credit  (25,311)       (40,663)       (28,812)
    Proceeds from the line of credit                  20,349         40,757         33,680
    Purchase of treasury stock                             -              -            (20)
    Proceeds from long-term borrowings                     -          4,553              -
    Proceeds from issuance of common stock,
        treasury stock and options exercised              65              6             79
    Proceeds from (payments to) New York State Urban
      Development Corporation                           (100)           483              -
    Payment of dividends                                   -              -           (436)
    Repayment of long-term debt                       (5,221)             -           (299)
        Net cash provided by (used in)
               financing activities                  (10,218)         5,136          4,192
        Net increase (decrease) in cash
               and cash equivalents                     (430)           380           (400)
Cash and cash equivalents at beginning of year           529            149            549
Cash and cash equivalents at end of year                 $99           $529           $149

Supplemental Disclosures of Cash Flow Information:
Cash paid (received) during the year for:
    Interest                                            $527           $735           $319
    Income taxes, net of refunds received              $(858)         $(771)           $36

The accompanying notes to financial statements are an integral part of these statements.

Notes to Financial Statements
(Dollars in thousands, except share data)

Note 1
Summary of Significant Accounting Policies

Description of Business
The Company is engaged primarily in the direct-mail marketing and sale of personalized checks, personalized name and address products, stationery and gift items, and performing services such as package insertion and mailing list rental. Artistic sells its products through Sunday newspaper supplements, magazines, co-operative mailings, direct mailings, its catalogs and through its retail store. Sales are predominately to individuals throughout the United States. Corporate headquarters and manufacturing facilities are located in Elmira, New York. Artistic processes its orders in several locations in Elmira and the surrounding area.

Principles of Consolidation
Prior to 1995, the financial statements include the accounts of Artistic and its wholly-owed subsidiary. During 1992, the Company established a subsidiary in the United Kingdom, Artistic Greetings Limited, to expand on business opportunities. As of December 31, 1994, the operations of the subsidiary were terminated. All material intercompany balances and transactions have been eliminated.

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

    Transportation equipment          5 years
    Furniture and fixtures            5 - 7 years
    Machinery and equipment           5 - 12 years
    Buildings                         18 - 31 years

Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other repairs and maintenance are expensed. When sold, the cost and accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in income.

During 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.


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

At December 31, 1996 and 1995, $5,177 and $9,653 of advertising costs, respectively, were reported as assets. Advertising expense for the years ended December 31, 1996, 1995 and 1994 was $37,809, $48,978 and $42,441,
respectively. The expense in 1995 includes a charge of $2,229 to writedown deferred advertising to its net realizable value. The expense for 1996 and 1995 includes approximately $12,500 and $8,500, respectively, in advertising placements related to the Advertising Agreement described in Note 13 to the Financial Statements.

Cash Surrender Value of Life Insurance
The Company has chosen to take out loans against the cash surrender value of certain life insurance policies in place, due to the favorable rates offered. Face value of the policies is approximately $1,800, with $600 being key man life insurance.

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

                                        1996         1995           1994

Common shares                         6,328,207      6,331,688      5,871,759
Common equivalent shares                 21,111             -          40,377
Total                                 6,349,318      6,331,688      5,912,136


Fair Value of Financial Instruments
Cash and cash equivalents, trade receivables, accounts payable, accrued liabilities and other current liabilities other than long-term debt are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

The estimated fair value of the Company's financial instruments is as follows:

December 31,                          1996                          1995

                              Carrying       Fair           Carrying       Fair
                              Amount         Value          Amount         Value
Marketable securities         $2,900         $2,900         $ 2,579        $ 2,579

Long-term debt,including
 current portion              $1,187         $  812         $11,370        $10,901

The fair values of the Company's financial instruments were determined as follows:

Marketable  securities:   The fair value is based on quoted market  prices  for
these or similar instruments.   Accordingly,  the carrying amount of marketable
securities approximates fair value.

Long-term debt including current portion: The fair value of the long-term debt is estimated based upon interest rates available to the Company for issuance of similar debt with similar terms and remaining maturities.

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

Note 2
Marketable Securities

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

The Company has classified its securities into two categories, available for sale and trading securities. The value of the investment accounts is stated at market value based on quoted market prices. The cost of investments sold is determined on a specific identification basis. Gains and (losses) from these securities are as follows:

December 31,                          1996           1995
Securities available for sale
    Realized gain                     $ -            $ 32
    Realized loss                     $ -            $249
    Unrealized gain                     8               2
Trading securities
    Realized gain                     358             120
    Realized loss                      30              64
    Net unrealized gain               182             222


Unrealized gains and losses related to the securities available for sale are excluded from earnings and reported as a separate component of stockholders' equity, net of related deferred taxes of $1 in both 1996 and 1995.


Note 3
Inventories

Inventories include cost of materials, labor and overhead and are comprised of the following:

December 31,                          1996           1995

Finished goods                        $  652         $  798
Work-in-process                       $  561         $  492
Raw materials and supplies            $1,057         $4,559
Total                                 $2,270         $5,849

Note 4
Property, Plant and Equipment

Property, plant and equipment consist of the following:



December 31,                  1996           1995

Land                          $   385        $   365
Buildings                       9,160          8,335
Machinery and equipment        15,203         15,457
Furniture and fixtures          1,667          1,618
Transportation equipment          194            160
Subtotal                       26,609         25,935
Less:
Accumulated depreciation
        and amortization       10,372          9,066
Net                           $16,237        $16,869


Depreciation and amortization expense charged to operations amounted to $2,379, $2,434 and $1,745 for the years ended December 31, 1996, 1995 and 1994, respectively.


Note 5
Accrued Liabilities

Accrued liabilities consist of the following:

December 31,                          1996           1995
Accrued executive bonuses             $  691         $   -
Accrued employee profit sharing          301             -
Accrued and deferred compensation        406           511
Accrued vacation                         396           400
Miscellaneous accrued liabilities        592            80
Total                                 $2,386         $ 991


Note 6
Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The provision for (benefit from) income taxes is comprised of the following:



December 31,                          1996           1995            1994
Currently payable:
Federal                               $  134         $  (757)       $  (987)
State                                     21              13             13
Total current                            155            (744)          (974)
Deferred:
Net loss carryforward                    786            (917)             -
Receivable reserve                       (41)              -             41
Depreciation                            (108)            293             84
Promotional costs                       (752)         (1,361)           523
Deferred compensation                      -              35            (35)
Vacation expense                           2              (3)           (37)
Insurance liability                     (122)              -              -
Investment losses and
 carryforwards                           (14)            157            (71)
Contribution carryforward               (281)            172           (470)
Inventory reserve                        219            (348)            29
Investment credits                         -             270            (33)
Other                                   (161)           (261)           (61)
Total deferred                          (472)         (1,966)           (30)
Total                                  $(317)        $(2,710)       $(1,004)

The following is a reconciliation of the expected federal tax at statutory rates to the effective rates:

December 31,                                 1996           1995           1994
Expected tax                                 $  802         $(4,305)       $ (486)
State tax effect                                 19             (30)           27
Interest and dividend exclusion                  (5)            (49)         (126)
Investment credit                                 -               -           (67)
Nondeductible interest                          106               -             -
Adjustment of prior years' accruals              53               -           (86)
Contributions                                  (125)              -          (205)
Federal valuation allowance                  (1,144)          1,381             -
Other                                            33             205            17
Federal tax                                    (261)         (2,798)         (926)
State tax                                       (56)             88           (78)
Total                                        $ (317)        $(2,710)       $(1,004)

The contribution amount is the tax benefit related to certain inventory donated to various charities which qualify for a tax deduction in excess of cost under the Internal Revenue Code.

Deferred tax liabilities (assets) are comprised of the following:

December 31,                                 1996           1995
Depreciation                                 $  773         $  881
Promotional costs                               781          1,308
Marketable securities                            68             82
Gross deferred tax liabilities                1,622          2,271
Promotional costs                              (410)          (185)
Vacation expense                               (146)          (148)
Contribution carryforward                      (579)          (298)
Net loss carryforward                          (674)        (2,476)
Alternate minimum tax credits                  (307)          (143)
Inventory reserve                               (52)          (401)
Receivable reserve                              (41)             -
Insurance liability                            (122)             -
Credit carryforwards                         (1,002)        (1,002)
Gross deferred tax assets                    (3,333)        (4,653)
Deferred tax assets valuation allowance       1,239          2,382
Total net deferred taxes                     $ (472)        $    -


The valuation allowance for deferred tax assets in 1996 of $1,239 relates primarily to the realizability of the contribution carryforward and the uncertainty of realizing the tax benefit of certain state tax credits. The valuation allowance for deferred tax assets in 1995 of $2,382 related primarily to the realizability of net operating loss carryforwards and the uncertainty of realizing the tax benefit of certain state tax credits.

The Company has New York State Investment Tax Credits and Economic Development Zone Credits that will provide tax benefit in future years. The Company has available investment tax credits of approximately $100 with varying expiration dates through 2002. The Company also has available Economic Development Zone Credits of approximately $900 which may be carried forward indefinitely.


Note 7
Leases

During 1995, the Company leased a portion of its manufacturing and office space from an officer who is a substantial stockholder of the Company. All of these leases expired at December 31, 1995 and one was renewed. Rental expense under these arrangements amounted to $42, $91 and $97 in 1996, 1995 and 1994, respectively. Other rental expense amounted to $90, $255 and $332 in 1996, 1995 and 1994, respectively.

Future minimum lease payments under operating leases through the end of the lease terms are expected to be $22 in 1997.


Note 8
Debt

Marine Revolving Line of Credit
In March 1996, the Company refinanced a demand discretionary line of credit with Marine Midland Bank ("Marine") under which it can borrow up to $6,500 (the "Demand Line"), with a revolving line of credit that is committed to the Company until January 2, 1998, (the "Marine Revolver"). The Company may borrow and repay at its option, and issue letters of credit, up to an aggregate of $6,500 under the Marine Revolver at either Marine's quoted Prime Rate or the Money Market Rate as quoted by Marine at the time of borrowing. Additionally, Marine has provided letters of credit to secure workers' compensation obligations of the Company in the amount of approximately $252, which expire on September 30, 1997. The amount of borrowings available to the Company under the Marine Revolver is dependent upon the amount of accounts receivable and inventory, and the PAGE 17 value of certain intangibles of the Company (collectively, the "Collateral"), determined at the time as such borrowing base is calculated each month. The Marine Revolver is secured by the Collateral. The Marine Revolver contains a restriction on the payment of dividends as well as financial and operating covenants requiring, among other things, the maintenance of certain financial ratios, including minimum net worth, leverage and working capital requirements. Various modifications, including working capital covenants, maturity date and valuation of collateral were made effective May 30, 1996; September 30, 1996; and December 31, 1996. The Company is in compliance with all of the financial and operating covenants contained in the Marine Revolver. The Marine Revolver can be prepaid by the Company at any time without penalty.

Marine Equipment Term Loan
In March 1995, the Company executed a commercial installment term loan agreement with Marine, under which it borrowed $1,500 (the "Marine Equipment Loan"), the proceeds of which were used to finance previous equipment purchases. The Marine Equipment Loan was secured by specific items of equipment (the "Marine Equipment"), incurred interest at Marine's quoted Prime Rate and was to expire in April 2000. The Marine Equipment Loan was paid in full in 1996.

Marine Computer Term Loan
In August 1991, the Company executed a commercial installment term loan agreement with Marine under which it borrowed $1,200 (the "Marine Computer Loan"), the proceeds of which were used to finance certain computer hardware and software of the Company (the "Computer Equipment"). The Marine Computer Loan was secured by the Computer Equipment, incurred interest at Marine's quoted Prime Rate and expired in August 1996. The final payment on this loan was made in 1996.

Marine Mortgage
In August 1991, the Company executed a mortgage loan agreement with Marine under which it borrowed $750 (the "Marine Mortgage"), the proceeds of which were used to finance two of the Company's manufacturing facilities (the "Manufacturing Facilities"). The Mortgage was secured by the Manufacturing Facilities, incurred interest at a rate which is one percent above the quoted Prime Rate of Marine and required a repayment of the aggregate principal amount thereunder of $467 as of October 1996. The outstanding principal amount was paid in full in 1996.
Chase Equipment Term Loan
In March 1995, the Company executed an installment term loan agreement with Chase Lincoln First Bank, N.A. ("Chase"), under which it borrowed $3,500 (the "Chase Equipment Loan"), the proceeds of which were used to finance previous equipment purchases. The Chase Equipment Loan was secured by specific items of equipment (the "Chase Equipment"). The Chase Equipment Term Loan was paid in full in 1996.

New York State Urban Development Corporation Loan
In October 1995, the Company executed a mortgage loan agreement (the "UDC Mortgage") with the New York State Urban Development Corporation (the "UDC") under which it borrowed $400, the proceeds of which were used to finance expenses incurred in the purchase and buildout of Artistic Plaza. The UDC Mortgage is secured by Artistic Plaza, does not incur interest and requires amortization for four years with the principal amount thereunder due to be repaid in November 1999. The UDC Mortgage can be prepaid by the Company at any time without penalty.

Southern Tier Economic Growth Loan
In August 1995, the Company executed an equipment term loan with Southern Tier Economic Growth, Inc. ("STEG") under which it borrowed $200 (the "STEG Loan"), the proceeds of which were used to finance expenses incurred in the purchase of certain items of equipment (the "STEG Equipment"). The STEG Loan was secured by the STEG Equipment, incurred interest at a rate of 7% per annum and required amortization over a five-year period with the principal amount thereunder due to be repaid in September 2000. The STEG Loan was paid in full in 1996.

City of Elmira Mortgage
In April 1991, the Company executed a Sales and Development Agreement with the City of Elmira (the "City of Elmira Mortgage"). As part of this agreement, the Company acquired two office buildings located in the City of Elmira. This agreement provided financing for the purchase of these buildings evidenced by a promissory note for $920 at one percent per annum using the simple interest method over 25 years. Both the principal and interest payments were deferred until May 1996. Interest accrued on the principal balance during this period at one percent per annum using the simple interest method. After such time, both the accrued interest and principal were reamortized over the remaining 20 years by making equal quarterly payments of principal and interest. The note also provides that the Company will have the right to prepay any part of, or  all of, the outstanding principal and accrued interest at any time
without penalty.   This agreement is secured by a first mortgage on
these buildings.

Long-Term Debt
December 31,                  1996           1995

Marine Revolver               $ -            $4,962
Marine Equipment Loan           _             1,275
Marine Computer Loan            -               132
Marine Mortgage                 -               514
Chase Equipment Loan            -             2,975
UDC Mortgage                  300               400
STEG Loan                       -               192
City of Elmira Mortgage       887               920
Total long-term debt        1,187            11,370
Less:  Current portion        153             1,777
Total                      $1,034            $9,593


Minimum debt repayments under long-term obligations for the next five years and thereafter are as follows:

    1997 .......................................$153
    1998 .......................................$153
    1999 .......................................$153
    2000 .......................................$ 53
    2001 .......................................$ 53
    Thereafter .................................$622

The weighted average interest rate on short-term borrowings outstanding are as follows:

                              1996    1995   1994
30-day notes                     -%     -%   6.14%
Money-market line             6.82%   7.36%  6.06%
Regular line                  8.25%   8.78%  7.12%



Note 9
Defined Contribution Savings Plan

The Company has a defined contribution savings plan under which employees with one year of service, who have worked 1,000 hours and attained 21 years of age, are eligible for participation. In 1996, the Company matched 25% of the first 4% contributed by each participating employee annually. The Company's matching contributions were $39, $35 and $31 during 1996, 1995 and 1994, respectively. Eligible employees enrolled and active at December 31 are eligible for employer contributions and may make voluntary contributions subject to certain limitations. Company profit sharing contributions are discretionary. The profit-sharing contribution for 1996 was $301. Due to the net loss in 1995 and 1994, no contributions were made to the plan for those years.


Note 10
Stock Options

The Company has an Employee Long-Term Incentive Plan (the "Plan") under which Incentive Stock Options ("ISOs") to purchase and/or Stock Incentive Rights ("SIRs") to receive a total of 1,800,000 shares of the Company's common stock may be awarded.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Statement encourages, but does not require, a fair value based method of accounting for an employee stock option or similar equity instrument. The Company accounts for its stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation cost has been recognized for the options. Had compensation cost for these options been determined based on the fair value at the grant dates of the awards, consistent with SFAS 123, the Company's pro forma amounts for net income and earnings per share would have been as follows:

                                   1996        1995
Net income (loss)      As reported $2,675    $(9,952)
                       Pro forma   $2,345    $(9,977)

Net income (loss)      As reported  0.42       (1.57)
per common and         Pro forma    0.37       (1.58)
common equivalent share


SFAS 123 has only been applied to options granted after January 1, 1995. As a result, the pro forma compensation expense may not be representative of that to be expected in future years.

The weighted-average assumptions used to estimate the fair value of each option on the date of grant using the Black-Scholes option pricing model include:

                                      1996           1995
Risk-free interest rate               6.37%          6.02%
Expected life                         5 years        5 years
Expected volatility                   51.1%          51.1%
Expected dividends                      -               -
Weighted average fair value
        of options granted            $2.24          $1.68


ISOs are granted at not less than fair value on the date of grant, expire no later than ten years from the date of grant and are exercisable over variable periods from three to five years. The following table summarizes the changes in ISOs outstanding and related price ranges for shares of the Company's common stock under the Plan.

                                      Number of
                                      Shares         Price Range
Outstanding at January 1, 1994        556,630        $ 2.62 to $11.75
Granted:                              101,500        $4.00 to $5.00
Exercised:                             (2,300)       $3.20 to $5.00
Canceled:                             (20,300)       $6.06 to $11.75
Outstanding at December 31, 1994:     635,530        $3.20 to $11.75
Exercisable at December 31, 1994:     398,648        $3.20 to $11.75
Outstanding at January 1, 1995:       635,530        $3.20 to $11.75
Granted:                               15,000        $3.12 to $3.50
Exercised:                                900        $2.62 to $2.62
Canceled:                            (149,730)       $4.00 to $9.50
Outstanding at December 31, 1995:     500,900        $3.12 to $10.31
Exercisable at December 31, 1995:     272,908        $3.12 to $10.31
Outstanding at January 1, 1996:       500,900        $3.12 to $10.31
Granted:                              147,000        $2.62 to $5.00
Exercised:                                  -        $-   to   $-
Canceled:                             (259,490)      $3.20 to $9.38
Outstanding at December 31, 1996:     388,410        $2.62 to $10.31
Exercisable at December 31, 1996:     139,700        $2.62 to $10.31



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

The Company had shares available for awards amounting to 775,920, 663,430 and 529,700 at December 31, 1996, 1995 and 1994, respectively. The Company is able to realize an income tax benefit from the exercise and early disposition of ISOs. For financial reporting purposes, this benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

Note 11
Stockholders' Equity

In 1996, the Company issued 1,071 shares of its treasury stock to a director at a price per share of $3.50 for services rendered. In 1996, the Company granted 10,000 and 5,000 shares of its treasury stock to two employees at a price per share of $3.88 and $4.69, respectively, for services rendered. In 1995, the Company issued 1,363 shares of its treasury stock to a director at a price per share of $2.75 for services rendered. In 1994, the Company granted 11,860 shares of its treasury stock to directors at a price per share of $5.00 for services rendered and 2,000 shares of its treasury stock to an employee at a price per share of $5.50 for services rendered.

In October 1993, the Board of Directors authorized the purchase of up to 300,000 shares of the Company's common stock at the prevailing market price as the shares are made available to the Company. The Company did not repurchase shares in either 1996 or 1995. The Company repurchased 3,500 shares in 1994. These shares were repurchased at an average per share price of $5.60.


Note 12
Related Party Transactions

The son of an executive officer of the Company, who is a licensed stock broker, processes the Company's marketable securities transactions. Total commissions paid to this individual were approximately $17, $21 and $16 in 1996, 1995 and 1994, respectively.


Note 13
Commitments and Contingencies

Employment Contracts
In 1996, the Company entered into a three-year employment agreement with the Chief Executive Officer and President of the Company, which provides for a minimum annual compensation of $200 and for participation in the Company's executive bonus program. Additionally, the Company entered into two-year employment agreements, providing for participation in the bonus program and minimum annual compensation of $125 and $122, with each of its Senior Vice President of Finance and Senior Vice President Administration, respectively. In 1993, the Company entered into a five-year employment agreement with the Chairman of the Company which provides minimum annual compensation of $225 and an annual bonus based on net income before taxes.

Legal Matters
The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to any such litigation cannot be determined, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company's financial condition or results of operations.

Commitments
In May 1995, the Company negotiated a contract with a supplier to obtain right of first refusal for advertising placement at competitive rates. As of December 31, 1996, the remaining commitment under the contract, which expires May 2000, was $5,000, payable in annual installments of $2,000 through May 1998 and the final installment of $1,000 due in May 1999.

Note 14
Supplemental Disclosure of Noncash Investing and Financing Activity

During 1995, the Company acquired certain assets of Valcheck Company in exchange for 500,000 shares of the Company's common stock. The common stock was issued at a price of $3.75 per share, or $1,875. The common stock is puttable to the Company, at Valcheck's option, two years from the acquisition date at $5 per share.

                                      1995
Fair value of assets acquired
    Inventory                         $  361
Property, plant and equipment         $1,481
Name list                             $   33
Total                                 $1,875
Less: common stock issued              1,875
Cash paid                             $    -



Note 15
New Accounting Standards

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share". The statement is effective for fiscal years ending after December 15, 1997. When adopted, restatement of prior years' earnings per share will be required.

The statement establishes revised standards for computing and presenting earnings per share. Management does not expect the application to have a material effect on the Company's financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of
Artistic Greetings Incorporated:

    We have audited the accompanying balance sheets of Artistic Greetings Incorporated, (a Delaware corporation) as of December 31, 1996 and 1995, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Rochester, New York
February 7, 1997

10-K Report
A copy of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon request by writing or calling Robert E. Johnson, Chief Financial Officer.

Market for Registrant's Common Stock and Related Stockholder Matters

The following represents the range of quarterly high and low sales prices for the Company's common stock for 1996 and 1995 as provided by the NASD.

1996 Quarter 1  High 3        Low  2 3/8
1996 Quarter 2  High 4 1/16   Low  2 3/4
1996 Quarter 3  High 5 7/8    Low  3 3/8
1996 Quarter 4  High 5 15/16  Low  4 1/4

1995 Quarter 1  High 3 3/4  Low  2 1/8
1995 Quarter 2  High 4 3/8  Low  2 1/4
1995 Quarter 2  High 4 1/8  Low  3 1/8
1995 Quarter 2  High 3 7/8  Low  2 1/4

On March 20, 1997, the closing price of the Company's common stock was $4.75 per share, as quoted by NASDAQ - NMS and published in The Wall Street Journal.

The number of holders of record of the Company's common stock on March 20, 1997 was in excess of 626, as supplied by the Company's transfer agent.